UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 14, 2017

Commission File Number 001-36421

AURINIA PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s Name)

#1203-4464 Markham Street

Victoria, British Columbia

V8Z7X8

(250) 708-4272

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒                 No  ☐

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-206994).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2017.

Aurinia Pharmaceuticals Inc.

By:	/s/ Dennis Bourgeault
	Name:	Dennis Bourgeault
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Condensed Consolidated Financial Statements for the Third Quarter ended September 30, 2017

99.2	MD&A for the Third Quarter ended September 30, 2017

99.3	Certification of Interim Filings – Chief Executive Officer

99.4	Certification of Interim Filings – Chief Financial Officer

Exhibits 99.1, 99.2, 99.3 and 99.4 included with this report on Form 6-K are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Aurinia Pharmaceuticals Inc. (File No. 333-206994), as amended or supplemented.

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